NEWS RELEASE

EMX Royalty Provides an Update on Western U.S. Royalty Generation Precious Metals Portfolio

Vancouver, British Columbia, February 9, 2021 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on its western U.S. royalty generation precious metals portfolio which is being advanced by partner-funded work programs, and has grown via an aggressive program of new project acquisitions that are now available for partnership.  EMX controls 42 precious metals assets, including both royalty and royalty generation properties that cover over 250,000 acres in the western U.S., in addition to a growing number of assets in Canada.  Seven of EMX's generative precious metals properties have been advanced through partner-funded work programs that totaled more than C$5 million of exploration expenditures in 2020.  These programs have made significant strides in building in-the-ground asset value with four drill programs completed in 2020.  Five drill programs are planned for 2021.

EMX's royalty generation gold projects are principally in Nevada, with 2020 developments that included the acquisition of two new projects and partnering the Antelope project with Hochschild Mining.  In addition, the Company significantly expanded its precious metals generative programs into other jurisdictions.  EMX is an early mover in Idaho, building a royalty generation gold portfolio which includes nine new gold projects acquired via staking during 2020 that are now available for partnership. In addition, the Company has three gold projects acquired in 2018-2019 that were partnered with Gold Lion Resources in 2020.

The following are summaries of some recent advancements of EMX's western U.S. royalty generation precious metals portfolio (also refer to Figure 1).

Ridgeline Minerals. The Company is an enthusiastic supporter and shareholder of Ridgeline Minerals Corp. (TSX-V: RDG) ("Ridgeline") which successfully completed an IPO in 2020.  EMX aided Ridgeline in securing its initial portfolio of projects in addition to seed funding, and subsequently provided assistance with the early technical programs (see EMX news release dated May 30, 2019).  EMX owns approximately 7% of the post-IPO issued and outstanding shares of Ridgeline. As part of the IPO process, Ridgeline completed its option commitments on the Company's Swift and Selena properties, which have now been converted to a 3.25% NSR royalty interests for EMX.

Swift Project.  EMX's Swift royalty property is a Carlin-style gold project located in Nevada's Cortez mining district. "Upper Plate" host rocks exposed across the property are highly altered and anomalously gold mineralized.  The project is adjacent to, and partially surrounds, the historical Elder Creek mine.  Over the last year, Ridgeline has a) approximately doubled the size of the land position, much of which is covered by an EMX area of interest, b) completed property-wide gravity and soil geochemical surveys, c) acquired and compiled additional historical exploration data, and d) completed a three hole reconnaissance drill program totaling 2,413 meters at the Fallen City target.  Two of the three widely spaced drill holes at Fallen City intersected altered rocks of the Wenban and Roberts Mountains Formations, with short intervals (i.e., 0.2-1.5 m at +870 m depth; true widths unknown) of gold and silver intersected (i.e., 0.05-0.55 g/t Au; 6.6-860.0 g/t Ag) in hole SW20-002 (see Ridgeline news releases dated December 17, 2020, and January 13, 2021).  Importantly, Ridgeline's program represents the first time the Wenban Formation, one of the primary gold host rocks in the Cortez district, had been intersected within the Swift property.

Selena Project.  EMX's Selena royalty property is a sediment-hosted silver-gold project located along the southern extent of Nevada's Carlin Trend.  In 2020, Ridgeline completed geologic mapping, soil and gravity surveys, five trenches totaling 180 meters, and 22 reverse circulation drill holes totaling 3,233 meters. This work not only confirmed the original target concept at the "New Discovery" zone, but also expanded the target footprint  with 14 of the 22 drill holes returning silver-gold intercepts which included 36.5 meters @ 54.22 g/t silver and 0.31 g/t gold (SE20-014, from 125.0-161.5 m) and 44.2 meters @ 57.2 g/t silver and 0.22 g/t gold (SE20-021, 208.8-253.0 m) (true widths estimated at 80-90% of drilled intercept) (see Ridgeline news releases dated September 15, and December 9, 2020, and January 20, 2021).  The "New Discovery" zone has an approximately one kilometer strike length, with mineralization hosted in key host rocks that include both the Pilot Shale and Guillmette Limestone.  Additional reconnaissance work has also identified three new target areas that led Ridgeline to stake an additional 1,780 acres of land within EMX's royalty footprint (see Ridgeline news release dated December 15, 2020).

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Gold Lion Resources.  Despite slowdowns due to the COVID-19 situation, Gold Lion Resources (CSE: GL) ("Gold Lion") has conducted aggressive field programs since execution of the option agreements with EMX in 2020 for three Idaho gold projects (i.e., Robber Gulch, South Orogrande, and Erickson Ridge).  The agreements provide EMX with cash payments, share payments, and work commitments during the option period, and after Gold Lion's earn-in for 100% interest, escalating annual advance royalty ("AAR") as well as milestone payments to EMX, with EMX retaining a 3.5% NSR royalty interest (see EMX news release dated April 7, 2020).

Robber Gulch Project.  At Robber Gulch, located in southern Idaho, Gold Lion is targeting Carlin-style gold mineralization exposed in "windows" through post-mineral volcanic cover rocks.  Gold Lion has completed several phases of geologic mapping, as well as rock chip and soil sampling that delineated three north-south trending gold anomalies that are each over 800 meters in length. In addition, a new zone of anomalous gold mineralization associated with jasperoid and decalcified, altered host rocks was discovered over two kilometers south of the original target areas.  In December, Gold Lion announced commencement of the initial drill program, as well as results from its recent 700 meters of trenching and sampling.  Importantly, trench RG-20-03 intersected 0.45 g/t gold over 174 meters, with a subinterval of 0.88 g/t gold over 45 meters in the newly identified Raider target zone (true widths unknown).  At year end 2020, Gold Lion had completed one 377.9 meter reverse circulation hole; assay results are pending (see Gold Lion news releases dated December 8, 2020 and January 4, 2021).

South Orogrande and Erickson Ridge Projects.  The South Orogrande and Erickson Ridge projects are mesothermal gold properties located along the regional scale Orogrande Shear Zone near Elk City, Idaho. At South Orogrande, Gold Lion expanded the land position southward from the "X-zone", and completed soil sampling and an induced polarization ("IP") geophysical survey to augment historical soil and geophysical data, and cover an open ended four kilometer long gold-in-soil trend.  Results from the survey yielded an IP resistivity low coincident with gold-in soil anomalies within a 600 to 800 meter wide portion of the shear zone.  At Erickson Ridge, Gold Lion recently completed an IP survey extending from the historical resource area to the north and south along trend.  The IP survey highlighted a chargeability anomaly coincident with historically drill defined gold mineralization, as well as a large second untested anomaly in the "hanging wall" of the Top Ten Fault.  Both of these anomalies represent high priority drill targets to extend open ended gold mineralization identified from the historical drilling and to test newly identified targets along trend.  Gold Lion is in the final stages of permitting 62 drill sites at Erickson Ridge and up to 50 drill sites at South Orogrande with the U.S. Forest Service (see Gold Lion news releases dated May 5, and August 6, 2020, and January 19, 2021).

Hochschild Mining - Antelope Project. EMX's Antelope Carlin-style gold project, located in western White Pine County, Nevada, is optioned to Hochschild Mining PLC (LSE: HOCM) ("Hochschild") for work commitments and cash payments during Hochschild's earn-in period, and upon earn-in, a 4% NSR royalty, AAR payments, and milestone payments to EMX's benefit.  In Q3 2020, Hochschild conducted geologic mapping, soil sampling program, and an IP survey over the "north target" area.  The north target consists of a down dropped portion of the Antelope anticline, interpreted to be a major controlling structure for gold mineralization.  Hochschild's exploration results confirmed the initial target concepts, and suggested each faulted segment of the anticlinal axis is sub-horizontal rather than north-plunging, making depths to prospective target rocks much shallower than previously anticipated.  As a follow up, Hochschild completed a four hole reconnaissance drill program totaling 1,523 meters.  Three holes intercepted Carlin-style alteration consisting of decalcification and silicification of carbonate-bearing lithologies. Assays are pending.

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Contact Gold/Ely Gold Royalties - Cathedral Well Project.  EMX's Cathedral Well royalty property is located at the southern end of the Carlin Trend adjacent to, and surrounding, the past-producing Greensprings open pit mines.  The property was sold by EMX to Ely Gold Royalties (TSX-V: ELY) ("Ely") in 2014 for cash, a retained 2.5% NSR royalty interest, and AAR payments.  Ely subsequently optioned the project to Contact Gold Corp. (TSX-V: C) ("Contact Gold").  Contact Gold filed a Technical Report on SEDAR with an effective date of June 12, 2020 that outlined several exploration targets for follow up drilling.  Two of these targets lie 100% within the EMX royalty property, and a third lies partially within EMX's royalty ground. Contact Gold commenced a 9,000 meter drill program in September 2020, which included drill testing of the targets on EMX's royalty ground.  By year end Contact Gold announced that they had completed 5,785 meters of the ongoing drill program (see Contact Gold news releases dated September 2, 2020 and January 26, 2021).  Assay results are pending.

Royalty Generation Update.  Over the last several years, EMX has ramped up its precious metals royalty generation efforts.  These programs have paid off with the acquisition of thirteen new precious metals projects via staking of open ground.  The projects include Carlin-style, epithermal, and mesothermal vein and disseminated gold targets that are available for partnership.  Below are highlights from recent generative work.

Valve House and Timber Butte Projects.  These two projects are located in southern and south-central Idaho, respectively, and contain Carlin-style gold mineralization.  The Valve House project, ~75 kilometers northeast of Liberty Gold's Black Pine project, covers 9.5 square kilometers of ground that hosts anomalous gold mineralization within carbonate and clastic rocks.  Across the property, gold mineralization is hosted in extensive jasperoid replacements developed along northeast oriented structures.  Historical exploration conducted in the 1980's identified three separate target areas.  Historical drill intercepts from this work include 42.7 meters @ 0.87 g/t gold (from 110.7 to 53.3 m, true width unknown) and 21.3 meters @ 0.705 g/t gold (from 0 to 21.3 m)1.  Mineralization is open for expansion.  At Timber Butte, EMX has identified widespread anomalous gold-arsenic mineralization associated with jasperoid and decalcified carbonate bearing rocks along north-northwest oriented structures cutting Roberts Mountains Formation, a key host to Carlin-style mineralization in Nevada.  EMX rock chip sampling of altered outcrops returned assay results including 1.25 g/t gold (n=19, avg. 0.1 g/t Au) along a strike length of approximately 3.2 kilometers.

Scout Project. EMX staked the Scout project, located in northern Idaho, after completing a regional bulk leach extractable gold ("BLEG") stream sediment sampling program.  Scout is road accessible and hosts high-grade, "orogenic-style" gold bearing quartz vein systems within Precambrian quartzites of the Belt Supergroup.  EMX's mapping outlined a vein system with average widths of 0.5 to 2 meters over a three kilometer strike length that trends across the property.  Reconnaissance sampling by EMX over the southern portion of the system returned multiple samples above 10 g/t gold (n=19, avg. 9.3 g/t Au, max 40 g/t Au).  Historical underground channel sampling at the Buckskin Mine returned 18.0 g/t gold over a 0.9 meter vein true width2.

Miller Mountain, Moose Ridge, and Speed Goat Projects.  EMX acquired these three intrusion-related gold systems in south-central Idaho and Nevada based upon regional generative sampling programs and review of historical exploration work.  Miller Mountain is a district-scale property covering a ~7.5 kilometer strike length of Idaho's Trans-Challis fault zone. The project hosts both residual and modern day alluvial gold placers, as well as meter-wide quartz-sulfide veins and discrete silicified zones associated with weak to moderate sericitic-choritic alteration.  These vein and alteration assemblages form two distinct target types: 1) bulk tonnage, disseminated gold mineralization associated with near surface, thin quartz-sulfide veins and silicified zones, and 2) higher-grade quartz vein-hosted gold zones.  Reconnaissance rock chip sampling by EMX returned samples with assay results that included 27 g/t gold (n=21, avg. 3.08 g/t Au).  The property hosts historical resources at the Miller and Specimen mines.

1 Meridian Gold and Cordex, 1984-1991. Unpublished internal company data.

2 Watts, C.D. and Fancher, J.D., 1990. Scout Project File Note for Cominco American. Unpublished internal company report.

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Moose Ridge is a district-scale intrusion-related gold project that occurs along strike of Idaho's historical Beartrack mine which produced ~600,000 ounces of oxide gold via heap leach in the 1990's, and contains a current resource of 36.6 Mtonnes @ 1.15 g/t gold (1.36 Moz Au contained) as indicated and 47.1 Mtonnes @ 1.08 g/t gold (1.64 Moz contained) as inferred3.  Gold mineralization at Beartrack occurs as quartz-sericite-pyrite-arsenopyrite stockworks and breccias hosted within the Panther Creek Shear Zone which projects into the Moose Ridge property.  Moose Ridge contains widespread placer gold occurrences along the six kilometer trace of the Panther Creek Shear Zone, as well as to the east where no lode gold source has been identified to date.  The project contains limited bedrock exposures, but several outcrops mapped during reconnaissance work along the shear zone are intensely altered (assays pending).

Speed Goat is an intrusion-related gold project within the Battle Mountain-Eureka Trend, Nevada, located 15 kilometers southwest of the past-producing Lone Tree mine and 30 kilometers northwest of the Phoenix-Fortitude intrusion-related skarn system.  Gold mineralization occurs within Jurassic granodiorite in a zone of intensely oxidized quartz-feldspar-sulfide sheeted veinlets related to a series of north-south striking porphyry dikes.  Reconnaissance work by EMX outlined a 0.6 by 1 kilometer gold-in-soil anomaly (n=73, avg. 82 ppb Au) coincident with rock chip assays from outcrop that included 5.1 g/t gold (n=20, avg. 0.67 g/t Au).  Gold mineralization is broadly coincident with highly anomalous Bi-As-Sb-Cu pathfinder elements, consistent with other intrusion-related gold systems in the nearby Battle Mountain district.

Lehman Butte, Independence, Cartwright Canyon Projects.  Rounding out the portfolio are three low sulfidation epithermal gold projects EMX recently staked and advanced through reconnaissance exploration work.  The Lehman Butte project, located in central Idaho, is associated with widespread quartz-clay-adularia alteration in intermediate volcanic rocks and tuffs and related mineralized jasperoid replacing underlying Mississippian age limestone.  Widespread BLEG anomalies and rock chip assays, which include 3.1 g/t gold and 19.8 g/t silver (n=35, avg. 0.185 g/t Au and 6.7 g/t Ag), are coincident with silicified zones and quartz-pyrite veins that are over a meter wide.  EMX is targeting bulk-tonnage precious metals mineralization hosted within the permeable tuffs.

The Independence project, located in central Idaho, is hosted in Eocene intermediate volcanic rocks exhibiting eight square kilometers of moderate to intense quartz-clay-iron oxide alteration.  Over 600 meters of vertically continuous alteration on the property exposed through erosion indicates a robust low-sulfidation epithermal system. Multiple gossanous breccia zones returned rock chip assays that include 17.5 g/t gold  (n=10, avg. 1.95 g/t Au) and 454 g/t silver (n=10, avg. 92.5 g/t Ag).

EMX's Cartwright Canyon project is in western Idaho and contains precious metals bearing quartz sulfide veins and disseminations hosted in Miocene sandstone and basalt, analogous to the ~1 million ounce gold deposits at Almaden, Idaho (60 km northwest)4 and Grassy Mountain, Oregon (95 km west)5.  Reconnaissance work demonstrated that mineralization occurs in multiple east-west structural zones with rock chip samples returning assays including 7.8 g/t gold (n=9, avg. 1.57 g/t Au) and 294 g/t silver (n=9, avg. 37.0 g/t Ag).  Historical shallow drilling returned intercepts including 16.8 meters @ 2.2 g/t gold and 13.7 meters @ 0.65 g/t gold (silver grades and true widths unknown) from two separate mineralized zones, approximately two kilometers apart6. Much of the property is covered by shallow soils, with drill intercepts that are open along strike.

The Company's new royalty generation precious metals projects described in the update above are available for partnership.

Please see www.EMXroyalty.com for future updates to project availability and portfolio advancements.

3 Revival Gold Inc, NI-43-101 Technical Report for the Beartrack-Arnett Creek Gold Project, Lemhi County, Idaho. Effective Date:  November 17, 2020. Prepared by: Wood USA Mining Consulting, et al.

4 Gold Mining Inc, NI-43-101 Technical Report for the Almaden Gold Property, Washington County, Idaho. Effective Date: April 1, 2020. Prepared by: Global Mineral Resource Services.

5 Paramount Gold Nevada Corp, NI-43-101 Technical Report on Feasibility Study for the Grassy Mountain Project, Oregon. Effective date: September 15, 2020. Prepared by: Ausenco Canada Inc.

6 Sunshine Mining Company, 1993. Cartwright Canyon Project Summary, Boise County, Idaho. Unpublished internal company report.

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Comments on Exploration Programs and Nearby or Adjacent Deposits and Historical Mines. The Company's exploration programs have been conducted in accordance with industry standard best practices. EMX's samples were submitted to ALS laboratories in Reno, Nevada and Vancouver, Canada (ISO 9001:2017 and ISO/IEC 17025:2017 accredited) for sample preparation and analysis. Gold assays were performed by fire assay with an ICP/AES finish. Silver analyses were performed utilizing four acid digestion and ICP/MS techniques.

EMX conducts routine QA/QC analysis on its exploration samples, including the utilization of certified reference materials, blanks, and duplicate samples.

Based upon EMX's independent field work, including geologic mapping and surface sampling, the historic exploration results referenced are considered to be reliable and relevant.

References to nearby or adjacent historical mines or analogous deposits provide geologic context for EMX's projects and royalty properties, but this is not necessarily indicative that EMX's projects and royalty properties host similar mineralization.

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Figure 1. EMX Western U.S. Royalty and Royalty Generation Precious Metals Properties (February, 2021).

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